Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
December 31, 2002	December 31, 2001

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,136	$ 3,885	$ 6,021	$2,176	$3,842	$ 6,018
Undistributed earnings (loss)	(3,851)	(6,779)	(10,630)	195	334	529

Net Income (Loss)	$(1,715)	$(2,894)	$(4,609)	$2,371	$4,176	$6,547

Average Basic Shares Outstanding	13,790	24,273	38,063	14,042	24,007	38,049

Basic Earnings (Loss) Per Share	$(0.12)	$(0.12)		$0.17	$0.17

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,136	$ 3,890	$ 6,026	$2,176	$3,845	$ 6,021
Undistributed earnings (loss)	(3,850)	(6,785)	(10,635)	194	332	526

Net Income (Loss)	$(1,714)	$(2,895)	$(4,609)	$2,370	$4,177	$6,547

Average Diluted Shares Outstanding	13,790	24,302	38,092	14,042	24,029	38,071

Diluted Earnings (Loss) Per Share	$(0.12)	$(0.12)		$0.17	$0.17

Included in the diluted earnings per share computation are 29,000 and 22,000 average shares of Class B common stock representing the dilutive effect of contingently issuable performance share grants for the three months ended December 31, 2002 and 2001, respectively. Also included in the diluted earnings per share computation are $5,000 and $3,000 of Class B assumed dividends payable on those dilutive shares for the three months ended December 31, 2002 and 2001, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, all 3,029,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, all 3,073,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation.

(Unaudited)	(Unaudited)
Six Months Ended	Six Months Ended
December 31, 2002	December 31, 2001

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$4,276	$7,765	$12,041	$4,353	$7,680	$12,033
Undistributed earnings (loss)	(4,368)	(7,684)	(12,052)	(220)	(377)	(597)

Net Income (Loss)	$ (92)	$ 81	$ (11)	$4,133	$7,303	$11,436

Average Basic Shares Outstanding	13,790	24,263	38,053	14,047	23,993	38,040

Basic Earnings (Loss) Per Share	$(0.01)	$0.00		$0.29	$0.30

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$4,276	$7,772	$12,048	$4,353	$7,688	$12,041
Undistributed earnings (loss)	(4,368)	(7,691)	(12,059)	(223)	(382)	(605)

Net Income (Loss)	$ (92)	$ 81	$ (11)	$4,130	$7,306	$11,436

Average Diluted Shares Outstanding	13,790	24,286	38,076	14,047	24,016	38,063

Diluted Earnings (Loss) Per Share	$(0.01)	$0.00		$0.29	$0.30

Included in the diluted earnings per share computation are 23,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the six months ended December 31, 2002 and 2001. Also included in the diluted earnings per share computation are $7,000 and $8,000 of Class B assumed dividends payable on those dilutive shares for the six months ended December 31, 2002 and 2001, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, all 3,028,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, 2,716,000 out of 2,773,000 stock options outstanding were excluded from the dilutive calculation.